BRITVIC plc

RECEIVED

2007 OCT 15 P 4: 23

28 September 2007

Tel: 01245 504482
Fax: 01245 504077

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street
NE Washington
DC 20549
USA

07027235

SUPPL

Dear Sirs

EXEMPTION PURSUANT TO RULE 12g3-2(b)
BRITVIC plc – FILE NO: 82-35035

Below is a summary of all regulatory announcements made by the Company to the London Stock Exchange since 27 July 2007 up to the present date. Copies of these announcements are attached.

17:01 26-Sep-07	Britvic plc	Holding(s) in Company	RNS
11:43 20-Sep-07	Britvic plc	Holding(s) in Company	RNS
14:20 03-Sep-07	Britvic plc	Director/PDMR Shareholding	RNS
07:01 15-Aug-07	Britvic plc	Acquisition & Trading Updates	RNS
15:16 14-Aug-07	Britvic plc	Blocklisting Interim Review	RNS
13:52 10-Aug-07	Britvic plc	Director/PDMR Shareholding	RNS
15:03 07-Aug-07	Britvic plc	Director/PDMR Shareholding	RNS
11:09 01-Aug-07	Britvic plc	Holding(s) in Company	RNS

Please note that no filings were made to the Registrar of Companies in England and Wales in the same period.

Yours faithfully

John Price

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

Registered Office:
Britvic House
Broomfield Road
Chelmsford CM1 1TU

Registered in London
No. 5604923

Regulatory Announcement

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Company	Britvic plc
TIDM	BVIC
Headline	Holding(s) in Company
Released	11:09 01-Aug-07
Number	3111B

RNS Number:3111B
Britvic plc
01 August 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issue of existing shares to which voting rights are attached (ii) BRITVIC plc

2. Reason for the notification (please tick the appropriate box or boxes)

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify): ( )

3. Full name of person(s) subject to the notification obligation (iii):

   JPMorgan Chase & Co

4. Full name of shareholder(s) (if different from 3) (iv):
   J.P. Morgan Investment Management Inc.

   JF Asset Management Limited

   JPMorgan Asset Management (UK) Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): 30 July 2007

6. Date on which issuer notified: 31 July 2007

7. Threshold(s) that is/are crossed or reached: 5%

8. Notified details:

A: VOTING RIGHTS ATTACHED TO SHARES

Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering Transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indirect
GB00B0N8QD54	Below 5%	Below 5%	10,916,026		10,916,026		5.05%

B: FINANCIAL INSTRUMENTS

Resulting situation after triggering transaction

Type of Financial Instrument	Expiration date	Exercise / conversion period / date	Number of voting rights that may be acquired if the instrument is exercised / converted	% of voting rights
N/A				

TOTAL A + B

Number of voting rights	% of voting rights
10,916,026	5.05%

9. Chain of controlled undertakings through which the voting rights and/ or the financial instruments are effectively held, if applicable (xv):

Name of Company /Fund	No. of Shares	% of issued capital	Direct/ Indirect
JPMorgan Chase & Co	10,916,026	5.05%	Indirect

Proxy Voting

10. Name of proxy holder: -

11. Number of voting rights proxy holder will cease to hold: -

12. Date on which proxy holder will -

cease to hold voting rights:

13. Additional Information: Please note the group has other holdings which are covered by exemptions

14. Contact Name: John Price, Company Secretary, Britvic plc

15. Contact telephone number: +44 (0)1245 261871

ANNEX TO NOTIFICATION OF MAJOR INTERESTS IN SHARES (xvi)

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Company	Britvic plc
TIDM	BVIC
Headline	Director/PDMR Shareholding
Released	15:03 07-Aug-07
Number	6812B

RNS Number:6812B
Britvic plc
07 August 2007

Britvic plc

7 August 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) OR CONNECTED PERSONS

Britvic plc ("the Company") was notified on 6 August 2007, that the following transactions took place in relation to the Britvic Share Incentive Plan ("SIP") on 3 August 2007. The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to buy ordinary shares in the Company of 20p each, using deductions from salary in each 4-week pay period, and receive allocations of matching free ordinary shares ("matching shares").

1. The SIP trust acquired 34,318 ordinary shares by purchase in the market on 3 August 2007 at a total cost of £111,494.99, and allocated them to employees participating in the SIP as matching shares.

2. The following directors and persons discharging managerial responsibilities purchased the number of ordinary shares of 20p set out against their names below, at a price of £3.20p per ordinary share, and were allocated for no consideration the number of matching shares set out against their names below:

Name	Role	Number of ordinary shares purchased	Number of matching shares
Paul Moody	Executive Director	36	23
John Gibney	Executive Director	36	23
Andrew Richards	PDMR	36	23
Doug Frost	PDMR	36	23
Alan Beaney	PDMR	36	23
Martin Rose	PDMR	36	23

This notification is made pursuant to Disclosure and Transparency Rule 3.1.4.

John Price
Company Secretary
Britvic plc

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Company	Britvic plc
TIDM	BVIC
Headline	Director/PDMR Shareholding
Released	13:52 10-Aug-07
Number	9107B

RNS Number:9107B
Britvic plc
10 August 2007

Britvic plc

10 August 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ("the Company") was notified on 10 August 2007, in order to satisfy Disclosure Rule 3.1.2, that, John Gibney, an executive director of the Company, acquired on 9 August 2007 at the price of 2.87p per ordinary share of 20 pence each, 5,000 ordinary shares, representing 0.002 per cent of the Company's issued share capital.

John Price
Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Britvic plc
TIDM	BVIC
Headline	Blocklisting Interim Review
Released	15:16 14-Aug-07
Number	0834C

RNS Number:0834C
Britvic plc
14 August 2007

BRITVIC plc

BLOCKLISTING SIX MONTHLY RETURN

To: The Financial Services Authority

Date: 14 August 2007

1. Name of applicant: Britvic plc

2. Name of Scheme: Share Incentive Plan

3. Period of Return: From: 14 February 2007
   To: 14 August 2007

4. Balance under Scheme from Previous Return: 1,244,640

5. Amount by which the block scheme has been increased (if the scheme has been increased since the date of the last return): 0

6. Number of securities issued/allotted at end of period: 0

7. Balance under scheme not yet issued/allotted at end of period: 1,244,640

8. Number and Class of Securities originally listed and the date of admission:

   2,500,000 Ordinary shares of 20p each 14 February 2006

9. Total number of securities in issue at the end of the period: 216,037,795

Name of Contact / Signed by:	John Price, Company Secretary For and on behalf of Britvic plc
Address of Contact:	Britvic House, Broomfield Road, Chelmsford CM1 1TU
Telephone Number:	01245 261871

Information provided on this form must be typed or printed electronically

If you knowingly or recklessly give false or misleading information you may be liable to prosecution

-End-

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The company news service from the London Stock Exchange

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Company	Britvic plc
TIDM	BVIC
Headline	Acquisition & Trading Updates
Released	07:01 15-Aug-07
Number	1115C

RNS Number:1115C
Britvic plc
15 August 2007

(FOR IMMEDIATE RELEASE)

15th August 2007

Britvic plc ("Britvic")

Acquisition of the soft drinks and related businesses of C&C Group plc ("CCSD")

Britvic today announces the unconditional approval of the acquisition of CCSD by the Irish Competition Authority. Completion of the transaction is planned for 29th August 2007.

All details and guidance given previously remain unchanged - please refer to the announcement of 14th May 2007 for further information.

Current Trading

The UK has experienced unseasonably poor weather in May, June and July. However, our continued focus on costs and promotional efficiency, which has led to an improved average realised price, combined with strong first half results, means that, excluding any contribution from CCSD, we remain confident that the result for the year will be within the range of current market expectations.

Britvic will issue an update on trading over the 52 weeks to 30th September on 17th October 2007.

INVESTOR ENQUIRIES

Britvic plc 01245 504 330
Craig Marks

MEDIA ENQUIRIES

Brunswick
Conor McClafferty 0207 404 5959
Tom Buchanan 07974 982 366

Notes to editors

Britvic is one of the two leading branded soft drinks businesses in Great Britain. The Company is the largest supplier of branded still soft drinks, the faster growing category in the soft drinks market, and the number two supplier of carbonates.

Britvic's broad portfolio of leading brands includes established names with high brand recognition such as Robinsons and Tango and highly successful innovations such as J2O and Fruit Shoot. Included within the portfolio are the Pepsi and 7UP brands, which Britvic produces, markets, sells and distributes under its exclusive appointment from PepsiCo which runs until December 2023. This brand and product portfolio enables Britvic to target and satisfy a wide range of consumer demands in all major soft drinks categories, via all available routes to market.

Cautionary note regarding forward-looking statements

This announcement includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by the Listing Rules and applicable law, Britvic undertakes no obligation to update or change any forward-looking statements to reflect events occurring after the date such statements are published.

-End-

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The company news service from the London Stock Exchange

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Company	Britvic plc
TIDM	BVIC
Headline	Director/PDMR Shareholding
Released	14:20 03-Sep-07
Number	1909D

RNS Number:1909D
Britvic plc
03 September 2007

Britvic plc

3 September 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) OR CONNECTED PERSONS

Britvic plc ("the Company") was notified on 3 September 2007, that the following transactions took place in relation to the Britvic Share Incentive Plan ("SIP") on 31 August 2007. The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to buy ordinary shares in the Company of 20p each, using deductions from salary in each 4-week pay period, and receive allocations of matching free ordinary shares ("matching shares").

1. The SIP trust acquired 32,733 ordinary shares by purchase in the market on 31 August 2007 at a total cost of £110,254.54, and allocated them to employees participating in the SIP as matching shares.

2. The following directors and persons discharging managerial responsibilities purchased the number of ordinary shares of 20p set out against their names below, at a price of £3.31p per ordinary share, and were allocated for no consideration the number of matching shares set out against their names below:

Name	Role	Number of ordinary shares purchased	Number of matching shares
Paul Moody	Executive Director	34	22
John Gibney	Executive Director	34	22
Andrew Richards	PDMR	35	22
Doug Frost	PDMR	35	22
Alan Beaney	PDMR	35	22
Martin Rose	PDMR	35	22

This notification is made pursuant to Disclosure and Transparency Rule 3.1.4.

John Price
Company Secretary
Britvic plc

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Company	Britvic plc
TIDM	BVIC
Headline	Holding(s) in Company
Released	11:43 20-Sep-07
Number	1857E

RNS Number:1857E
Britvic plc
20 September 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(1):	BRITVIC plc	
2. Reason for the notification (please tick the appropriate box or boxes)		
An acquisition or disposal of voting rights		X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An event changing the breakdown of voting rights		
Other (please specify):		
3. Full name of person(s) subject to the notification obligation(1):	Barclays Global Investors	
4. Full name of shareholder(s) (if different from 3.)(1):	Barclays Global Investors Ltd Barclays Global Investors, N.A.	
5. Date of the transaction (and date on which the threshold is crossed or reached if different)(1):	18 Sept 2007	
6. Date on which issuer notified:	19 Sept 2007	
7. Threshold(s) that is/are crossed or reached:	5% to 2%	

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction (ii)		Resulting situation after the triggering trans (iii)				
if possible using the ISIN CODE	Number of Shares	Number of Voting Rights viii	Number of shares Direct	Number of voting rights ix Direct x	Indirect xi	% of voting r Direct	In

http://www.londonstockexchange.com/LSECWS/IFSPages/MarketNewsPopup.aspx?i... 01/10/2007

GB00B0N8QD54	10,849,965	10,849,965	Not reportable	Not reportable	Not reportable	Not reportable	No re

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of righ
-	-	-	-	-

Total (A+B)

Number of voting rights	% of voting rights
Not reportable	Not reportable

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Barclays Global Investors Ltd
Barclays Global Investors, N.A.

Proxy Voting:

10. Name of the proxy holder: -

11. Number of voting rights proxy holder will cease to hold: -

12. Date on which proxy holder will cease to hold voting rights: -

13. Additional information:

14. Issuer Contact name: John Price, Company Secretary, Britvic plc

15. Contact telephone number: +44 (0) 1245 261871

Notes

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into,

introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

X Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Britvic plc
TIDM	BVIC
Headline	Holding(s) in Company
Released	17:01 26-Sep-07
Number	5658E

RNS Number:5658E
Britvic plc
26 September 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(1):	BRITVIC plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation(1):	AXA SA, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) (if different from 3.)(1):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different)(1):	24/09/2007
6. Date on which issuer notified:	25/09/2007
7. Threshold(s) that is/are crossed or reached:	3% (See note below)
8. Notified details:	This notification was triggered by a change in the 'Direct % of voting rights' threshold only crossing over the 3% threshold.

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction (ii)	Resulting situation after the triggering transaction(iii)

If possible using the ISIN CODE	Number of Shares	Number of Voting Rights viii	Number of shares Direct	Number of voting rights ix Direct x	Indirect xi	% of voting right Direct	Indirect
Ord	26,030,380	26,030,380	6,309,772	6,309,772	19,220,608	2.92%	8.90%
B0N8QD5							

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
-	-	-	-	-

Total (A+B)

Number of voting rights	% of voting rights
25,530,380	11.82%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Name of Company/Fund	No. of Shares	% of issued capital	Direct/Indirect
AXA Sun Life plc (formerly Axa Equity & Law Life Assurance Society plc)	446,652	0.20675	Direct
Sun Life Unit Assurance Ltd A/c X	95,384	0.04415	Direct
Sun Life Unit Assurance Ltd A/c X	238,461	0.11038	Direct
Sun Life Unit Assurance Ltd A/c X	238,462	0.11038	Direct
AXA UK Investment Co ICVC Distribution Fund	150,000	0.06943	Indirect
AXA UK Investment Co ICVC Ethical Fund	100,000	0.04629	Indirect
AXA UK Investment Co ICVC Extra Income Fund	50,000	0.02314	Indirect
PPP Healthcare Group plc	52,375	0.02424	Direct
Sun Life Pensions Management Ltd	200,000	0.09258	Direct
Sun Life Pensions Management Ltd A/c	238,462	0.11038	Direct
Sun Life Assurance Society Plc	236,000	0.10924	Direct
AXA Insurance UK	162,350	0.07515	Direct
AXA UK Group Pension Scheme	100,000	0.04629	Indirect
AXA Financial, Inc	18,671,008	8.64247	Indirect
Sun Life International (IOM) Ltd.	1,000,000	0.46288	Direct
AXA Financial, Inc	149,600	0.06925	Indirect

Sun Life Pensions Management Ltd	55,130	0.02552	Direct
Sun Life Unit Assurance Ltd LTAV UK Equity	52,883	0.02448	Direct
Sun Life Unit Assurance Ltd ABL High Alpha	210,200	0.09730	Direct
Sun Life Unit Assurance Ltd FTSE All Share Tracker	37,676	0.01744	Direct
Sun Life Pensions Management LTAV UK Equity	276,103	0.12780	Direct
Sun Life Pensions Management ABL High Alpha	1,014,200	0.46945	Direct
Sun Life Pensions Management FTSE All Share Tracker	190,635	0.08824	Direct
ASL With Profit Transition Fund	181,568	0.08404	Direct
SLAS With Profit Transition	1,383,231	0.64027	Direct
Total Direct	6,309,772	2.92068	
Total Indirect	19,220,608	8.89687	
TOTAL	25,530,380	11.81755	

Proxy Voting:

10. Name of the proxy holder: -

11. Number of voting rights proxy holder will cease to hold: -

12. Date on which proxy holder will cease to hold voting rights: -

13. Additional information: -

14. Contact name: John Price, Company Secretary, Britvic plc

15. Contact telephone number: +44 (0) 1245 261871

Notes

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into,

introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

X Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

BRITVIC plc

RECEIVED

2007 OCT 1U P 12:23

1 October 2007

Tel: 01245 504482
Fax: 01245 504077

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street
NE Washington
DC 20549
USA

Dear Sirs

EXEMPTION PURSUANT TO RULE 12g3-2(b)
BRITVIC plc – FILE NO: 82-35035

The enactment of the UK Companies Act 2006 and the EU Transparency Directive has changed the list of information that Britvic plc ("the Company") is required to provide on a periodic basis to the US Securities and Exchange Commission ("the SEC"), pursuant to the Company's exemption from the registration requirements of Section 12 of the US Securities Exchange Act of 1934, afforded by Rule 12g3-2(b) thereunder.

Accordingly, pursuant to Rule 12g3-2(b)(1)(iv), the Company hereby provides details of the changes which have occurred in the kind of information the Company is required to publish and therefore furnish to the SEC. In this regard, we would draw your attention to Annex I and Annex II, enclosed with this letter. Annex 1 sets out an updated list of the Company's public disclosure requirements which it must furnish to the SEC. Annex II is the same list but with the changes marked.

Should you have any queries upon receipt of this letter and attachments, please do not hesitate to contact the undersigned.

Yours faithfully

John Price

John Price
Company Secretary

Encs.

ANNEX I

Britvic plc
(Incorporated under the Companies Act 1985
as a public company with limited liability and registered in England and Wales with Registered No. 5604932
the "Company")

Disclosure/Reporting Requirements
(i) pursuant to the laws of England and Wales;
(ii) pursuant to the requirements of the Financial Services Authority (the "FSA") or the London Stock Exchange; or
(iii) information to be distributed to holders of the Company's securities.

Event requiring public filing or disclosure	**Period for filing or disclosure**	**Authority**
Memorandum and articles of association	To the registrar of companies on incorporation	S.10 Companies Act 1985
Amendments to memorandum and articles of association	Two copies of the proposed amendment to the FSA no later than the Company sends the notice convening the meeting to decide on the amendment. Notice of the amendment to the registrar of companies within 15 days of the amendment taking effect	S.18 Companies Act 1985 Listing Rules
Annual Reporting and Accounts (Directors' report, auditors' report, annual accounts and operating financial review (OFR))	The Annual Report and accounts including a management report and responsibility statement must be published as soon as possible and in any event within 4 months of the Company's year end Publication is by means of a Regulatory Information Services ("**RIS**") announcement and must remain available to the public for at least five years To shareholders, holders of debentures and every other person who is entitled to receive notice of general meetings, not less than 21 days before the date of the meeting at which copies of those documents are to be presented, which must be held within 7 months of the Company's financial year end	FSA's Disclosure and Transparency Rules ("**DTR**") S.441 Companies Act 2006 (for the general duty to file accounts and reports to the registrar - the remaining requirements of S.242 Companies Act 1985 will stay in force until April 2008) Listing Rules

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
	To the registrar of companies within 7 months of the Company's financial year end	
Preliminary announcement of results for the Company's financial year-end	To a RIS as soon as possible after Board approval, or within 120 days of the end of the period to which the statement relates.	Listing Rules
Half-yearly report containing "condensed" financial statements, a management report and a responsibility statement	Notice to a RIS of the publication of the report as soon as possible after its approval by the Board. Report must be approved and published by means of a RIS announcement within 2 months of the end of the period to which it relates The reports are no longer required to be sent either to all holders of listed securities of the Company or advertised in at least one national paper but must however remain available to the public for at least five years	DTR
Interim management statement giving a general description of the issuer's financial position and performance	This statement must be published by means of a RIS announcement not earlier than week 11 nor later than week 20 in each six-month financial period	DTR
Notices of general meetings with explanatory circulars and proxy voting forms	To shareholders and the FSA not less than 21 days before annual general meetings or meetings where it is intended to propose a special resolution; not less than 14 days before other general meetings	Companies Act 1985 (effective until October 2007) Ss.307(2), (3), S.324(1) and (2) Companies Act 2006 (effective October 2007) Listing Rules Company's articles of association
Annual return	To the registrar of companies within 28 days of the anniversary of the Company's date of incorporation and annually thereafter within 28 days of the anniversary of the date of delivery of the previous annual return	S.363 Companies Act 1985
Annual information update referring to all information that has been made available	To the FSA via release through a RIS within 20 working days of the publication of the Annual Reporting and Accounts	Prospectus Rules

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
to the public over the previous 12 months		
All special and extraordinary resolutions of shareholders and resolutions to authorise the allotment of securities or the purchase by the Company of its own shares	To the registrar of companies within 15 days of the passing of the resolution	S.380 Companies Act 1985
Two copies of all resolutions passed by the Company other than resolutions concerning ordinary business at an annual general meeting	To the FSA as soon as possible after the meeting	Listing Rules
Notification of a resolution of the Company authorising an alteration of share capital including new issues and the results of any new issue of listed securities	To the registrar of companies within one month but in the case of an increase in share capital, within 15 days and to a RIS as soon as possible	S.122 Companies Act 1985 Listing Rules
Resolution to reduce share capital and court order and minutes relating thereto	Resolution to be filed with the registrar of companies within 15 days of the resolution taking effect; court order and minutes to be filed with the registrar of companies promptly after receipt from the court	S.135 Companies Act 1985
Notice of change of particulars of directors or secretary or any important change in the functions or executive responsibilities of a director	To the registrar of companies within 14 business days of the date of occurrence and to a RIS as soon as possible and no later than the end of the business day following the decision by the Company, where it is a change to the Board and within 5 days where there is an appointment of a new director	Companies Act 1985 (effective until October 2007) S.167 Companies Act 2006 (effective October 2007) Listing Rules
Notice of change of registered office	To the registrar of companies on occurrence	S.287 Companies Act 1985
Change in the Company's name	To a RIS and the FSA in writing and a copy of the revised certificate of incorporation (issued by the registrar of companies) to the FSA	Listing Rules S.28 Companies Act 1985
Notice of allotment of shares or securities	To the registrar of companies one month after allotment	S.88 Companies Act 1985

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
Notice of purchase of own shares	Proposal to purchase own shares to a RIS as soon as possible. Outcome of the shareholders' meeting to discuss this proposal must also be notified to a RIS as soon as possible Share return to be sent to registrar of companies within 28 days of the purchase and notify a RIS as soon as possible	S.169 Companies Act 1985 Listing Rules
Notice of location of share register and any change of location	To the registrar of companies within 14 days of occurrence	S.353 Companies Act 1985
Notification of change of accounting reference date	To a RIS and registrar of companies as soon as possible	S.225 Companies Act 1985 Listing Rules
Directors' service contracts	Available for inspection at the registered office during normal business hours Shareholders have a right to request a copy of any director's service contract from the Company	Companies Act 1985 (effective until October 2007) S.228 Companies Act 2006 (effective October 2007)
Notification of certain charges over assets of the Company	To the registrar of companies within 21 days of creation of the charge	S.395 Companies Act 1985
Generally, in addition to any specific requirements regarding notification otherwise contained in the Listing Rules, any inside information (information that would be likely to be used by a reasonable investor as part of his investment decisions and would therefore have a significant effect on the price of the issuer's securities) which directly concerns the issuer	To a RIS as soon as possible	DTR
Two copies of all circulars, notices,	To the FSA at the same time as they are issued	Listing Rules

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
reports, announcements or other documents to which the Listing Rules apply issued by the Company and required to be filed with the FSA		
Announcements of Board decisions on dividends, profits and other matters requiring announcements	To a RIS as soon as possible and not later than 7:30 a.m. on the next business day	Listing Rules
Any amendments of rights attaching to any class of listed securities or any security in respect thereof listed equity securities which are converted into equity shares	To a RIS as soon as possible	Listing Rules
Any redemption of listed shares	To a RIS as soon as possible and to the registrar of companies within 28 days	Listing Rules S.122 Companies Act 1985
Basis of equity securities offered to public for cash and of open offers to shareholders	To a RIS as soon as possible	Listing Rules
Any extensions of time granted for the currency of temporary documents of title	To a RIS as soon as possible	Listing Rules
The effect, if any, of the issue of further securities on the terms of the exercise of rights under warrants, options and convertible securities	To a RIS as soon as possible	Listing Rules
The result of any issue of equity securities or preference shares or of a public offering of existing securities or other equity securities	To a RIS as soon as possible	Listing Rules

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
Details of acquisition or realisations required to be disclosed pursuant to Chapters 10 and 11 of the Listing Rules	To a RIS as soon as possible after terms agreed	Listing Rules
Circulars and notices of meetings in connection with acquisitions or realisations pursuant to Chapters 10 or 11 of the Listing Rules	Final copies to the FSA at the time of the issue	Listing Rules
Listing particulars and prospectuses in respect of admission of securities to the Official List of the London Stock Exchange	To the FSA at least two business days prior to consideration of the application for admission to listing	Financial Services and Markets Act 2000 Listing Rules
Details of the issue price and principal terms of any rights issue and the results of such an issue including details of rights not taken up	To a RIS as soon as possible	Listing Rules
Notification of information disclosed in accordance with DTR 5 and section 212 of the Companies Act 1985	Issuers must publish a monthly statement of the total number of voting shares in issue, and of the number of treasury shares held. This must be made at the end of each calendar month, unless there is no change in the month To a RIS as soon as possible and in any event by the end of the business day following the notification of an interest received from the shareholders Where a shareholder has a notification obligation, the notification must be made both to the FSA (electronically) and to the issuer. The deadline for notification is two trading days after the date on which the holder knows or should have known of the acquisition, disposal or other event giving rise to a notification obligation Under the DTR, issuers must disclose acquisitions or disposals of	Companies Act 2006 DTR

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
	treasury shares if these cause them to cross the 5% or 10% threshold in terms of the number of treasury shares they hold as a percentage of total shares in issue	
Notification duties of directors' and persons discharging managerial responsibilities' (PDMRs) interests in the securities of the Company in accordance with section 324 and section 328 of the Companies Act 1985	To a RIS (by the end of the business day following receipt by the Company of the information)	Listing Rules DTR
Purchase by or on behalf of the Company of any of its equity securities other than equity shares or preference shares	When 10 per cent. of the initial amount has been purchased, redeemed or cancelled, and in any event not later than 7.30 a.m. on a business day following date of which relevant threshold is reached or exceeded	Listing Rules
Variation and disposals of equity shares under an exemption allowed I the lock-up arrangements	To a RIS as soon as possible	Listing Rules
Any information required to be disclosed pursuant to the City Code on Takeovers and Mergers	To a RIS within the period specified under the City Code on Takeovers and Mergers	Takeover Code

ANNEX II

Britvic plc
(Incorporated under the Companies Act 1985
as a public company with limited liability and registered in England and Wales with Registered No. 5604932
the "Company")

Disclosure/Reporting Requirements
(i) pursuant to the laws of England and Wales;
(ii) pursuant to the requirements of the Financial Services Authority (the "FSA") or the London Stock Exchange; or
(iii) information to be distributed to holders of the Company's securities.

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
Memorandum and articles of association	To the registrar of companies on incorporation	S.10 Companies Act 1985
Amendments to memorandum and articles of association	Two copies of the proposed amendment to the FSA no later than the Company sends the notice convening the meeting to decide on the amendment. Notice of the amendment to the registrar of companies within 15 days of the amendment taking effect	S.18 Companies Act 1985 Listing Rules
Annual Reporting and Accounts (Directors' report, auditors' report, annual accounts and operating financial review (OFR))	The Annual Report and accounts including a management report and responsibility statement must be published as soon as possible and in any event within 4 months of the Company's year end Publication is by means of a Regulatory Information Services ("**RIS**") announcement and must remain available to the public for at least five years To shareholders, holders of debentures and every other person who is entitled to receive notice of general meetings, not less than 21 days before the date of the meeting at which copies of those documents are to be presented, which must be held within 7 months of the Company's financial year end	FSA's Disclosure and Transparency Rules ("**DTR**") S.441 Companies Act 2006 (for the general duty to file accounts and reports to the registrar - the remaining requirements of S.242 Companies Act 1985 will stay in force until April 2008) Listing Rules

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
	To the registrar of companies within 7 months of the Company's financial year end To the FSA, within 6 months of the financial period to which the accounts relate	
Preliminary announcement of results for the Company's financial year-end	To a Regulatory Information Service ("**RIS**")RIS as soon as possible after Board approval, or within 120 days of the end of the period to which the statement relates.	Listing Rules
Half-yearly report containing "condensed" financial statements, a management report and a responsibility statement	Notice to a RIS of the publication of the report as soon as possible after its approval by the Board. Report must be approved and published by means of a RIS announcement within 90 days2 months of the end of the period to which it relates. ReportThe reports are no longer required to be sent either to all holders of listed securities of the Company or advertised in at least one national paper but must however remain available to the public for at least five years	Listing Rules DTR
Interim management statement giving a general description of the issuer's financial position and performance	This statement must be published by means of a RIS announcement not earlier than week 11 nor later than week 20 in each six-month financial period	DTR
Notices of general meetings with explanatory circulars and proxy voting forms	To shareholders and the FSA not less than 21 days before annual general meetings or meetings where it is intended to propose a special resolution; not less than 14 days before other general meetings	Companies Act 1985 (effective until October 2007) Ss.307(2), (3), S.324(1) and (2) Companies Act 2006 (effective October 2007) Listing Rules Company's articles of association

Event requiring public filing or disclosure	**Period for filing or disclosure**	**Authority**
Annual return	To the registrar of companies within 28 days of the anniversary of the Company's date of incorporation and annually thereafter within 28 days of the anniversary of the date of delivery of the previous annual return	S.363 Companies Act 1985
Annual information update referring to all information that has been made available to the public over the previous 12 months	To the FSA via release through a RIS within 20 working days of the publication of the Annual Reporting and Accounts	Prospectus Rules
All special and extraordinary resolutions of shareholders and resolutions to authorise the allotment of securities or the purchase by the Company of its own shares	To the registrar of companies within 15 days of the passing of the resolution	S.380 Companies Act 1985
Two copies of all resolutions passed by the Company other than resolutions concerning ordinary business at an annual general meeting	To the FSA as soon as possible after the meeting	Listing Rules
Notification of a resolution of the Company authorising an alteration of share capital including new issues and the results of any new issue of listed securities	To the registrar of companies within one month but in the case of an increase in share capital, within 15 days and to a RIS as soon as possible	S.122 Companies Act 1985 Listing Rules
Resolution to reduce share capital and court order and minutes relating thereto	Resolution to be filed with the registrar of companies within 15 days of the resolution taking effect; court order and minutes to be filed with the registrar of companies promptly after receipt from the court	S.135 Companies Act 1985
Notice of change of particulars of directors or secretary or any important	To the registrar of companies within 14 business days of the date of occurrence and to a RIS as soon as possible and no later than the end	Companies Act 1985 (effective until October 2007)

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
change in the functions or executive responsibilities of a director	of the business day following the decision by the Company, where it is a change to the Board and within 5 days where there is an appointment of a new director	S.167 Companies Act 2006 (effective October 2007) Listing Rules
Notice of change of registered office	To the registrar of companies on occurrence	S.287 Companies Act 1985
Change in the Company's name	To a RIS and the FSA in writing and a copy of the revised certificate of incorporation (issued by the registrar of companies) to the FSA	Listing Rules S.28 Companies Act 1985
Notice of allotment of shares or securities	To the registrar of companies one month after allotment	S.88 Companies Act 1985
Notice of purchase of own shares	Proposal to purchase own shares to a RIS as soon as possible. Outcome of the shareholders' meeting to discuss this proposal must also be notified to a RIS as soon as possible Share return to be sent to registrar of companies within 28 days of the purchase and notify a RIS as soon as possible	S.169 Companies Act 1985 Listing Rules
Notice of location of share register and any change of location	To the registrar of companies within 14 days of occurrence	S.353 Companies Act 1985
Notification of change of accounting reference date	To a RIS and registrar of companies as soon as possible	S.225 Companies Act 1985 Listing Rules
Directors' service contracts	Available for inspection at the registered office during normal business hours Shareholders have a right to request a copy of any director's service contract from the Company	Companies Act 1985 (effective until October 2007) S.228 Companies Act 2006 (effective October 2007)
Notification of certain charges over assets of the Company	To the registrar of companies within 21 days of creation of the charge	S.395 Companies Act 1985
Generally, in addition to any specific	To a RIS as soon as possible	Disclosure RulesDTR

Event requiring public filing or disclosure	**Period for filing or disclosure**	**Authority**
requirements regarding notification otherwise contained in the Listing Rules, any inside information (information that would be likely to be used by a reasonable investor as part of his investment decisions and would therefore have a significant effect on the price of the issuer's securities) which directly concerns the issuer		
Two copies of all circulars, notices, reports, announcements or other documents to which the Listing Rules apply issued by the Company and required to be filed with the FSA	To the FSA at the same time as they are issued	Listing Rules
Announcements of Board decisions on dividends, profits and other matters requiring announcements	To a RIS as soon as possible and not later than 7:30 a.m. on the next business day	Listing Rules
Any amendments of rights attaching to any class of listed securities or any security in respect thereof listed equity securities which are converted into equity shares	To a RIS as soon as possible	Listing Rules
Any redemption of listed shares	To a RIS as soon as possible and to the registrar of companies within 28 days	Listing Rules S.122 Companies Act 1985
Basis of equity securities offered to public for cash and of open offers to	To a RIS as soon as possible	Listing Rules

Event requiring public filing or disclosure	**Period for filing or disclosure**	**Authority**
shareholders		
Any extensions of time granted for the currency of temporary documents of title	To a RIS as soon as possible	Listing Rules
The effect, if any, of the issue of further securities on the terms of the exercise of rights under warrants, options and convertible securities	To a RIS as soon as possible	Listing Rules
The ~~results~~result of any issue of equity securities or preference shares or of a public offering of existing securities or other equity securities	To a RIS as soon as possible	Listing Rules
Details of acquisition or realisations required to be disclosed pursuant to Chapters 10 and 11 of the Listing Rules	To a RIS as soon as possible ~~as soon as possible~~ after terms agreed	Listing Rules
Circulars and notices of meetings in connection with acquisitions or realisations pursuant to Chapters 10 or 11 of the Listing Rules	Final copies to the FSA at the time of the issue	Listing Rules
Listing particulars and prospectuses in respect of admission of securities to the Official List of the London Stock Exchange	To the FSA at least two business days prior to consideration of the application for admission to listing	Financial Services and Markets Act 2000 Listing Rules
Details of the issue price and principal terms of any rights issue and the results of such an issue including details of rights	To a RIS as soon as possible	Listing Rules

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
not taken up		
Notification of information disclosed in accordance with the Companies Act 1985, sections 198-208 relating to the obligation to disclose certain major interests in the share capital of a company,DTR 5 and section 212 of the Companies Act 1985	Issuers must publish a monthly statement of the total number of voting shares in issue, and of the number of treasury shares held. This must be made at the end of each calendar month, unless there is no change in the month To a RIS as soon as possible and in any event by the end of the business day following the receipt of the information by the Companynotification of an interest received from the shareholders Where a shareholder has a notification obligation, the notification must be made both to the FSA (electronically) and to the issuer. The deadline for notification is two trading days after the date on which the holder knows or should have known of the acquisition, disposal or other event giving rise to a notification obligation These requirements are discharged if the relevant interest has been notified under the requirements of the City Code on Takeover and Mergers or the Rules Governing Substantial Acquisitions of Shares issued by the Panel on Takeovers and MergersUnder the DTR, issuers must disclose acquisitions or disposals of treasury shares if these cause them to cross the 5% or 10% threshold in terms of the number of treasury shares they hold as a percentage of total shares in issue	Listing RulesCompanies Act 2006 DTR
Notification duties of directors' and persons discharging managerial responsibilities' (PDMRs) interests in the securities of the Company disclosed in accordance with section 324 and section 328 of the Companies Act 1985 or the	To a RIS (by the end of the business day following receipt by the Company of the information)	Listing Rules Disclosure Rules DTR

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
Disclosure Rules		
Purchase by or on behalf of the Company of any of its equity securities other than equity shares or preference shares.	When 10 per cent. of the initial amount has been purchased, redeemed or cancelled, and in any event not later than 7.30 a.m. on a business day following date of which relevant threshold is reached or exceeded	Listing Rules
Variation and disposals of equity shares under an exemption allowed inl the lock-up arrangements	To a RIS as soon as possible	Listing Rules
Any information required to be disclosed pursuant to the City Code on Takeovers and Mergers	To a RIS within the period specified under the City Code on Takeovers and Mergers	Takeover Code

BRITVIC plc

1 October 2007

Tel: 01245 504482
Fax: 01245 504077

Via Airmail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street
NE Washington DC 20549
USA

Dear Sirs

EXEMPTION PURSUANT TO RULE 12g3-2(b)
BRITVIC plc – FILE NO: 82-35035

Pursuant to the US Securities and Exchange Commission ("the SEC") announcement of a rule change whereby Britvic ("the Company") as a foreign private issuer may now publish their home country documents on either their website or through an information delivery system generally available to the public in their primary trading markets, rather than submitting such documents to the SEC in paper form.

Accordingly, the Company hereby wishes to amend its application under Rule 12g3-2(b) and to furnish the SEC with details of the Company's website (and the appropriate links) through which the Company's documents and publications may be accessed as follows:

Link to Britvic.com home page:
http://britvic.com/Default.aspx

Link to Britvic Investor Relations News & Reports page for all regulatory announcements (via London Stock Exchange Regulatory News Service (RNS) and published financial reports:
http://britvic.com/InvNewsAndReports.aspx

Link to Britvic AGM page for Notice of Meeting (posted on issue to Shareholders and until the conclusion of the Meeting) and Voting Results:
http://britvic.com/InvAGM.aspx

Notwithstanding the above, we propose to continue to post, in hard copy, all filings made with the Registrar of Companies in England and Wales which are otherwise not made publicly available via our website or a Regulatory Information Service.

We look forward to receiving your acknowledgement to this amendment to the Company's application under Rule 12g3-2(b) in due course.

Yours faithfully

John Price
Company Secretary

END